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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach, VA 23452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares, PLC
(Name – *if individual, state last, first, middle name*)

150 West Main Street Suite 1150 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

FERN E. VAZQUEZ
MY COMMISSION EXPIRES 10-31-2009
COMMONWEALTH OF VIRGINIA
COMMISSION # 193308
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

(a wholly owned subsidiary)

FINANCIAL REPORT

JUNE 30, 2008

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	15-16

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.®

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) as of June 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., at June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Witt Mares PLC

Norfolk, Virginia
August 12, 2008

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Financial Condition

June 30, 2008

ASSETS

Cash and cash equivalents	$	260,965
Investments		20,673
Commissions receivable		51,574
Accounts receivable - related party		25,000
Prepaid expenses		18,472
Property and equipment, net		44,112
Licensing costs, net		1,699
Total assets	$	422,495

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses	$	82
Commissions payable		34,082
Net deferred income taxes		22,805
Total liabilities		56,969
STOCKHOLDERS' EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		15,000
Additional paid-in capital		91,667
Retained earnings		258,859
Total stockholders' equity		365,526
Total liabilities and stockholders' equity	$	422,495

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Income
Year Ended June 30, 2008

COMMISSION INCOME	$ 2,154,256
EXPENSES	
Commissions	1,475,371
Management fees	591,602
Professional fees	24,633
Taxes and licenses	39,245
Office expense	14,366
Depreciation	9,161
Amortization	446
Travel and entertainment	1,082
Education	4,403
Total expenses	2,160,309
Gross loss	(6,053)
OTHER INCOME	
Interest income	10,773
Other income	35,002
Unrealized loss on investments	(2,044)
Total other income	43,731
Income before income taxes	37,678
PROVISION FOR INCOME TAXES	(15,596)
NET INCOME	$ 22,082

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2008

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
Retained earnings, beginning of year	1,500	$ 15,000	$ 91,667	$ 236,777
Net income	-	-	-	22,082
Retained earnings, end of year	1,500	$ 15,000	$ 91,667	$ 258,859

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Cash Flows

Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 22,082
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,161
Amortization	446
Changes in assets and liabilities:	
Deferred income taxes	7,559
Investments	1,583
Commissions receivable	59,487
Prepaid expenses	10,847
Accrued expenses	(216)
Commissions payable	(39,766)
Net cash provided by operating activities	71,183
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of computer software	(22,165)
Purchase of property and equipment	(3,301)
Net cash used in investing activities	(25,466)
Net increase in cash and cash equivalents	45,717
CASH AND CASH EQUIVALENTS	
Beginning	215,248
Ending	$ 260,965
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Cash paid during the year for:	
Income taxes	$ 3,000

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at year-end and, accordingly, no allowance was considered necessary.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified as trading account securities and recorded at their fair market values based on stock market quotes. Realized and unrealized gains and losses on trading securities are included in other income.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2. INCOME TAXES

Income taxes are reconciled to the Company's actual income tax expense as follows:

Current:		
Federal	$	5,864
State		2,173
Deferred:		
Federal		7,472
State		87
Provision for income taxes	$	15,596

(Continued)

NOTE 2. INCOME TAXES (Concluded)

The Company's total deferred tax assets and deferred tax liabilities are as follows:

Total deferred tax assets	$	585
Less Valuation Allowance		-
		-
Total deferred tax liabilities		(23,390)
Net deferred tax asset (liability)	$	(22,805)

These amounts have been presented in the Company's financial statements as follows:

Deferred income taxes, current	$	(10,377)
Deferred income taxes, noncurrent		(12,428)
Net deferred tax asset (liability)	$	(22,805)

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2008 consists of the following:

Computer equipment	$	30,292
Computer software		41,473
Less: accumulated depreciation		27,653
Net property	$	44,112

NOTE 4. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 5. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company paid total discretionary fees of $591,602 to FSG for the year ended June 30, 2008. As of June 30, 2008, FSG owed the Company $25,000, which constituted an intercompany loan.

An immediate family member of a Company principal is developing internal software for the entity. For the fiscal year ended June 30, 2008, the Company paid $22,165 to the family member. No outstanding balances were due at year-end.

(Continued)

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital of $295,438, which was $290,438 in excess of its required net capital of $5,000. The Company's net capital ratio was .12 to 1 at June 30, 2008.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in one financial institution located in Virginia Beach, Virginia. The balance in those accounts is insured by the Federal Deposit Insurance Corporation up to $100,000. The uninsured cash balances totaled $167,656 as of June 30, 2008.

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Effective July 1, 2007, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

- Level 1 Quoted prices in active markets for identical assets or liabilities.
- Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

(Continued)

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Securities

Currently, all of the Company investments are classified as trading securities. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2008

NET CAPITAL	
Stockholders' equity	$ 365,526
Deferred income taxes	22,805
Total capital and allowable subordinated liabilities	388,331
Deduct non-allowable assets:	
Accounts receivable - related party	25,000
Prepaid expenses and other assets	62,584
Licensing costs, net	1,699
Haircuts on security positions	3,610
	92,893
Net capital	$ 295,438
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 34,082
Total aggregate indebtedness	$ 34,082
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 290,438
Ratio: Aggregate indebtedness to net capital	.12 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2008	$ 295,438
Allowable credits - deferred income taxes	15,246
Audit adjustments to the following accounts:	
Accounts payable, accrued liabilities, expenses and other	(15,246)
Net capital per above	$ 295,438

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2008

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2008

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
June 30, 2008

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Financial Security Management, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares, PLC
Norfolk, Virginia
August 12, 2008

END